QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 11, 2020

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ASSERTIO THERAPEUTICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.50% Senior Convertible Notes due 2021
5.00% Senior Convertible Notes due 2024
(Title of Class of Securities)

249908AA2
04545LAA5
(CUSIP Number of Class of Securities)

Arthur J. Higgins
President and Chief Executive Officer
100 South Saunders Road, Suite 300
Lake Forest, Illinois 60045
(224) 419-7106
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Stewart McDowell, Esq.
Ryan A. Murr, Esq.
Gibson, Dunn & Crutcher LLP
555 Mission Street, Suite 3000
San Francisco, California 94105
Telephone: (415) 393-8200
Facsimile: (415) 393-8306

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)

$76,602,065	$9,942.95

(1)
Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $42,465,000 aggregate principal amount of the Company's outstanding 2.50% Senior Convertible Notes due 2021 are purchased at the tender offer price of $995 per $1,000 principal amount of such notes and all $34,522,000 aggregate principal amount of the Company's outstanding 5.00% Senior Convertible Notes due 2024 are purchased at the tender offer price of $995 per $1,000 principal amount of such notes.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2020, equals $129.80 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates: ☐

  ☐
  Third-party tender offer subject to Rule 14d-1

  ☒
  Issuer tender offer subject to Rule 13e-4

  ☐
  Going-private transaction subject to Rule 13e-3

  ☐
  Amendment to Schedule 13D under Rule 13d-2

☐
Check the box if the filing is a final amendment reporting the results of the tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates: ☐

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO is filed by Assertio Therapeutics, Inc. (the "Company"), and relates to two separate offers by the Company (each an "Offer" and collectively, the "Offers") to purchase, upon the terms and subject to the conditions set forth in the attached Offer to Purchase, dated March 11, 2020 (as it may be amended or supplemented from time to time, the "Offer to Purchase"): (i) any and all of its 2.50% Senior Convertible Notes due 2021 (the "2021 Notes") for cash in an amount equal to $995 per $1,000 principal amount of 2021 Notes purchased (exclusive of accrued and unpaid interest on such 2021 Notes), and (ii) any and all of its 5.00% Senior Convertible Notes due 2024 (the "2024 Notes" and, together with the 2021 Notes the "Notes" and each a "Series" of Notes) for cash in an amount equal to $995 per $1,000 principal amount of 2024 Notes purchased (exclusive of accrued and unpaid interest on such 2024 Notes) from each registered holder of the applicable Series of Notes (each a "Holder" and, collectively, the "Holders").

        A copy of the Offer to Purchase is filed with this Schedule TO as Exhibit (a)(1). Each Offer will expire at 11:59 p.m, New York City time, on April 7, 2020, or any other date and time to which the Company extends the applicable Offer, unless earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and Rule 13e-4(d)(1) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended.

        The information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 13 of Schedule TO, including as more specifically set forth below.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase under the heading "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)
Name and Address.    The name of the subject company is Assertio Therapeutics, Inc., a Delaware corporation. The Company's principal executive offices are located at 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045. The telephone number of its principal office is (224) 419-7106.

(b)
Securities.    The securities that are the subject of the Offers are the Company's outstanding 2021 Notes and 2024 Notes. As of March 10, 2020, there were $42,465,000 aggregate principal amount of 2021 Notes outstanding and $34,522,000 aggregate principal amount of 2024 Notes outstanding. The information set forth in the Offer to Purchase under the heading "Summary Term Sheet" is incorporated herein by reference.

(c)
Trading Market and Price.    The information set forth in the Offer to Purchase under the heading "Market and Trading Information" is incorporated herein by reference.

(f)
Prior Purchases of Subject Securities.    The information set forth in the Offer to Purchase under the heading "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)
Name and Address.    The name of the filing person and the subject company is Assertio Therapeutics, Inc., a Delaware corporation. The Company's principal executive offices are located at 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045. The telephone number of its principal office is (224) 419-7106.

  The information set forth in the Offer to Purchase under the heading "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes" is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)
Material Terms.    The information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "The Offers," "Source of Funds," "Certain Significant Consequences," and "Certain Material U.S. Federal Income Tax Considerations" is incorporated herein by reference.

(b)
Purchases.    The information set forth in the Offer to Purchase under the heading "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)
Agreements Involving the Subject Company's Securities.    The Company is a party to the following agreements, arrangements or understandings that involve its subject securities:

•
Indenture, dated as of September 9, 2014, by and between Assertio Therapeutics, Inc., and the Bank of New York Mellon Trust Company, N.A., as Trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on September 9, 2014 2014 and incorporated herein by reference).

•
First Supplemental Indenture, dated as of September 9, 2014, by and between Assertio Therapeutics, Inc., and the Bank of New York Mellon Trust Company, N.A., as Trustee (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on September 9, 2014 and incorporated herein by reference).

•
Second Supplemental Indenture, dated as of August 14, 2018, by and between Assertio Therapeutics, Inc., and the Bank of New York Mellon Trust Company, N.A., as Trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K12B, filed on August 15, 2014 and incorporated herein by reference).

•
Third Supplemental Indenture, dated as of August 13, 2019, by and between Assertio Therapeutics, Inc., and the Bank of New York Mellon Trust Company, N.A., as Trustee (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q, filed on November 7, 2019 and incorporated herein by reference).

        The information set forth in the documents referred to under the heading "Where You Can Find Additional Information" in the Offer to Purchase is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes," "Certain Considerations-Treatment of Notes Not Tendered in the Tender Offers" and "Dealer Manager; Information and Tender Agent" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)
Purposes.    The information set forth in the Offer to Purchase under the heading "The Offers—Purpose of the Offers" is incorporated herein by reference.

(b)
Use of Securities Acquired.    All of the Notes validly tendered and accepted for purchase in the Offers will be retired and canceled.

(c)
Plans.    At any given time, the Company may be evaluating or in discussions regarding one or more strategic transactions although the Company currently has no material plans, proposals or negotiations described in Item 1006(c) of Regulation M-A under the Exchange Act to disclose at this time. The information set forth in the Offer to Purchase including under the headings "Certain Significant Consequences-Treatment of Notes Not Tendered in the Offer; Conversion Rights" and "Source of Funds" (and the documents incorporated by reference therein) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information in the Offer to Purchase under the headings "The Offers-Conditions of the Offers; Extension; Amendment; Termination," "Certain Significant Consequences" and "Source of Funds" is incorporated herein by reference in response to Regulation M-A Items 7(a), (b) and (d).

Item 8.    Interest in Securities of the Subject Company.

(a)
Securities Ownership.    The information set forth in the Offer to Purchase under the heading "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes" is incorporated herein by reference.

(b)
Securities Transactions.    The information set forth in the Offer to Purchase under the heading "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Dealer Manager; Information and Tender Agent" is incorporated herein by reference.

Item 10.    Financial Statements.

(a)
Financial Statements.    Not applicable.

(b)
Pro Forma.    Not applicable.

Item 11.    Additional Information.

(a)
Agreements, Regulatory Requirements and Legal Proceedings.    Not applicable.

(c)
Other Material Information.    The information contained in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated March 11, 2020.
(a)(5)	Press Release, dated March 11, 2020 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on March 11, 2020).
(d)(1)
Indenture, dated as of September 9, 2014, by and between Assertio Therapeutics, Inc., and the Bank of New York Mellon Trust Company, N.A., as Trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on September 9, 2014 2014 and incorporated herein by reference).
(d)(2)
First Supplemental Indenture, dated as of September 9, 2014, by and between Assertio Therapeutics, Inc., and the Bank of New York Mellon Trust Company, N.A., as Trustee (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on September 9, 2014 and incorporated herein by reference).
(d)(3)
Second Supplemental Indenture, dated as of August 14, 2018, by and between Assertio Therapeutics, Inc., and the Bank of New York Mellon Trust Company, N.A., as Trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K12B, filed on August 15, 2018 and incorporated herein by reference).
(d)(4)
Third Supplemental Indenture, dated as of August 13, 2019, by and between Assertio Therapeutics, Inc., and the Bank of New York Mellon Trust Company, N.A., as Trustee (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q, filed on November 7, 2019 and incorporated herein by reference).

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASSERTIO THERAPEUTICS, INC.
By:	/s/ DAN A. PEISERT
	Name:	Dan A. Peisert
	Title:	Senior Vice President and Chief Financial Officer

Dated: March 11, 2020

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information .
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE